Exhibit 2

President's Message
Selected Consolidated Financial Information
Management's Dicussion and Analysis
Management's Report and Auditors' Report
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Corporate Information
Renewal Annual Information Form
Annual Report
Consent of PricewaterhouseCoopers LLP
Certification

TESCO CORPORATION is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. The Corporation’s mandate is to change the way people drill wells by delivering safer and more efficient solutions that add real value by reducing the costs of drilling for and producing oil and gas. With a history of technical innovation and superior customer service, Tesco continues to set new standards.

Corporate Profile	IFC

President’s Message	1

Selected Consolidated Financial Information	5

Management’s Discussion and Analysis	6

Management’s Report and Auditors’ Report	15

Consolidated Financial Statements	16

Notes to the Consolidated Financial Statements	19

Corporate Information	IBC

ANNUAL MEETING

The Annual General and Special Meeting of the Shareholders will be held on Friday, May 16, 2003 at 10:00 a.m., in the Heritage Room of The Blackfoot Inn, 5940 Blackfoot Trail S.E., Calgary, Alberta, Canada.

Tesco Corporation is listed on the Toronto Stock Exchange under the symbol “TEO” and on the NASDAQ System under the symbol “TESOF”.

PRESIDENT’S REPORT FOR 2002

We are on track in the execution of the strategic plan we outlined in June of 2002. Although 2002 revenues of $152.4 million represent a decline of 27% compared to 2001, we delivered a record 25 top drives to third parties, including five to offshore customers. Top drive rentals, a product line governed principally by cycles in the drilling sector, were down with 18,361 rental days recorded for the year.

CASING DRILLING™ STRATEGY

In June of 2002 we announced that we were proceeding with our Casing Drilling™ initiative on five commercial fronts: (i) contract drilling services; (ii) rig construction and modification; (iii) rental services (a portable Casing Drilling™ product line); (iv) sale of consumable products; and (v) Casing Assist Running Services (CARS). I will take a moment to report on the steps we have taken in the development of each of these five areas and the direction we intend to go over the next year.

CONTRACT DRILLING SERVICES

At the time of our June 2002 conference call we were in the midst of building the Genesis Series of Casing Drilling™ rigs; Alpha, Beta and Gamma. All three have been delivered and are working under our two-year drilling contract in the Lobo field in south Texas. We cannot say that our Casing Drilling™ operations have been flawless; oil and gas well drilling is a complex process known for posing unanticipated challenges. What we can say is that the performance of these rigs has been excellent and the Casing Drilling™ process continues to improve, allowing us to deliver more cost effective wells to our clients.

Drillers Technology Corp. Rig #4, with which we drilled our first 22 wells in the Lobo field, was released during the fourth quarter of the year coincident with the arrival of Rig Alpha. We have now deployed Rig #4 in Mexico to perform a 10-well onshore Casing Drilling™ project. We are very excited about this opportunity as we feel the Casing Drilling™ process will bring substantial savings to Pemex, the national oil company of Mexico, and open the door for long-term Casing Drilling™ contracts.

The Coming Year
Our experience to date has convinced us that the contract drilling model represents our best opportunity to engage in profitable Casing Drilling™ operations. This approach permits us to offer a full Casing Drilling™ alternative to the conventional drilling contractor. It also gives our clients the opportunity to compare the cost and performance of Casing Drilling™ directly to the cost and performance of conventional drilling and permits us to develop a pricing model that accurately reflects the benefit we provide. During 2003 we will emphasize the contract Casing Drilling™ model in our commercial effort.

In the near term we intend to focus on the onshore market, while responding as required to demand for offshore services. Although we still believe that, ultimately, our most significant economic impact will be offshore, we have to date experienced a broader level of acceptance for our technology from land operations. As our clients become more familiar with the benefits of Casing Drilling™ onshore, we believe it will lead to more offshore applications of the technology.

RIG CONSTRUCTION AND MODIFICATION

This market is driven by client demand for fit-for-purpose Casing Drilling™ rigs, and the modifications required to casing drilling enable a conventional rig. By January of 2003 we had built and delivered three new rigs into our own fleet. These rigs are currently committed to a two-year contract in South Texas. We also built and sold three casing drive systems, together with three top drives, to a rig manufacturer for installation on rigs deployed internationally, and we are involved in other Casing Drilling™ projects in Algeria and Brazil which required the modification of conventional drilling rigs.

Our offshore program is progressing more slowly than we initially anticipated. In the third quarter of 2002 we announced a joint venture arrangement with a major offshore drilling contractor, expecting that soon after we would be able to follow up with a drilling contract.

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   1

Although we are modifying the jack-up to enable it to drill with casing, we have yet to finalize a drilling contract.

The Coming Year
To date we have only built rigs to meet commitments under signed drilling contracts. We believe this to be a fiscally prudent position to take at this time. However, as the market demand for Casing Drilling™ increases, and we fully expect it will, we will accelerate the growth of our Casing Drilling™ rig fleet.

We are currently discussing the modification of conventional onshore rigs with a limited number of drilling contractors. We will then work with those contractors to provide Casing Drilling™ services using our down-hole tools on a rental basis together with the sale of our consumable products. We are also considering inquiries from drilling contractors interested in purchasing purpose-built Casing Drilling™ rigs; our involvement could range from manufacturer/seller to retained interest partner.

RENTAL SERVICES

A year ago, we envisioned the development of a Casing Drilling™ rental service as a parallel effort to our principal initiative, contract Casing Drilling™. We described this flow of revenue as coming from the rental of both surface and down-hole equipment. However, as we examined both the technical and business models for this “portable” service in more detail, it became evident that, with respect to surface equipment, we would have to carry an extensive suite of adaptation kits if we were to market a pre-packaged product line that would suit all circumstances. We determined that all parties would be better served if the surface equipment was permanently (or semi-permanently) installed on a conventional rig. This approach is manifest in the discussions with drilling contractors referred to above.

This market will therefore consist of the rental of our proprietary down-hole tools and associated service charges. We consider this to be a primary Casing Drilling™ market, and it is here that we have gone to some length to protect our intellectual property.

The Coming Year
Experience has taught us that the combination of rig modifications with a down-hole tool rental and service, particularly when the work is international, requires a critical mass to be profitable. As a result, we will be examining requests for this type of “portable” Casing Drilling™ service on a case-by-case basis. Where a proposal provides us with a long enough contract to be profitable, we will work with our client to adapt the process. Most of our remaining technical challenges have to do with the reliability of those tools, and we do not expect to be profitable with this segment before the end of 2003.

SALE OF CONSUMABLE PRODUCTS

The development of Casing Drilling technology has to a large extent involved the development of a suite of consumable products designed to overcome the technical challenges posed by this step-change in the drilling process. These products (such as cementing tools, casing accessories and collapsible drill bits) adapt casing to function as a drill string. They are the sale items that go out on every Casing Drilling™ job whether on a purpose built or a modified rig.

Our strategy, announced in June of last year, remains unchanged and we are actively increasing our capacity for the production of consumable products; this is a key revenue stream for Tesco. Where they have particular expertise, we are seeking the involvement of other service providers to participate in the ongoing development of certain of these items.

The Coming Year
In April of 2003 we announced that we had acquired a fully equipped machining facility, providing us with manufacturing capability for our Casing Drilling™ down-hole tools and consumable products.

2   >>>   2002 ANNUAL REPORT TESCO CORPORATION

CASING ASSIST RUNNING SERVICES (CARS)

In June we announced our intention to make an acquisition in the casing running business in the United States. In addition to expanding our revenue base in a related product line, such an acquisition would provide us with the opportunity to expose our clients to a value added and safer casing running product, CARS, and permit them to experience a portion of the Casing Drilling™ tool spread. Using CARS in combination with a Tesco top drive, the ability to ream, or even drill, casing to bottom would permit us to showcase our drilling capability, potentially increasing the market for full Casing Drilling™ services.

At the end of October of 2002 we acquired all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (Bo Gray). These companies operate in east Texas and northern Louisiana and come to us with an excellent reputation and market share. Since joining with Tesco, they have contributed positively to our consolidated results.

The Coming Year
In 2003, we will begin to offer CARS in the Bo Gray casing running operation. Initially we anticipate that business generated by our system will be additional to the book of business carried on in this operation. We expect that CARS will eventually replace some of the traditional casing running business.

Subject to demand from our customers, our intention is to concentrate our casing running efforts onshore for at least the next year. This strategy will provide us with time to develop a strong understanding of the business drivers before launching our product into the offshore market where most of the wells are highly deviated and casing is difficult to run to bottom.

TOP DRIVE STRATEGY

At Tesco we consider our top drive sales and rentals to be a “base” business. The product is very well accepted in the market and to date it has generated the bulk of our revenue. In 2002, top drive rental days were down 34% from the all time high of 27,799 set in 2001, but we sold and delivered two more top drive systems than the previous record (also in 2001). Sales in 2002 included five systems to be installed on offshore rigs, a market traditionally dominated by our competitors.

The Coming Year
In the coming year we are focusing on optimization of this business. This means that we will be looking at the composition and geographic disposition of our rental fleet to ensure that it consists of rental top drives that our rental clients need, and in the right locations. We will be replacing older top drives with newer generation equipment. We will also look to our utilization rates over time and size our fleet so that it can operate at the highest average rate considering the cyclical nature of our industry.

The use of permanently installed top drives has been standard practice on offshore drilling rigs for some time. We are of the view that market acceptance of the top drive as an onshore rig installation is moving in the same direction. We therefore intend to ensure that our top drive product continues to lead the industry in design and functionality. While maintaining our ability to serve the rental market, we will concentrate our efforts on increasing unit sales in both the onshore and offshore markets.

OUTLOOK

To summarize, we are executing our strategy as announced, responding to changes in the industry environment with minor modifications to timing and areas of initial focus. We will continue to assess the market’s acceptance of our new Casing Drilling™ technology and make adjustments as required to ensure that we are in a position to respond to demand as it arises.

Industry analysts suggest that 2003 will be a busier year than 2002. We are already seeing improved demand for our top drive products and overall rental top drive utilization is improving. We are anticipating a better year than last in this, our base business.

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   3

We expect our casing running operation to be busy throughout the year as the US rig count increases over 2002 levels. Bo Gray has a well-established regional market and historically its revenues have closely tracked the rig count in this area of operation.

It is in the area of Casing Drilling™ that we expect to see the greatest year over year increase in revenues. After booking a modest $7.1 million in 2002 with a single rig drilling throughout the year in South Texas and two other contracts announced late in the year, we opened 2003 with three rigs running in Texas. We have since added a 10-well program in Mexico, with which we expect to generate considerable interest in using the Casing Drilling™ process. As inquiries continue to come in, we are confident of achieving our target of having seven rigs drilling with casing by the end of 2003.

You will note that we have abandoned the traditional Annual Report in favour of this more modest publication, which is principally a compliance document. We decided on this approach for two reasons. First, the rapidly changing world we live in and the speed of change at Tesco quickly outdates the information contained in a large annual publication. Secondly, the money spent on an annual report is better dedicated to communicating with our clients and shareholders on a timely basis throughout the year.

I would like to thank all of our employees for their dedicated effort throughout the past year. You have all contributed to remarkable progress at Tesco in the midst of what was at best a mediocre market.

I would also like to thank our shareholders for their loyalty, especially those who believed in Casing Drilling™ early on when the general view was negative on this technology. We have now made it work and created an exciting market that has started to replace the 100 year old conventional drilling process.

Bob Tessari
President and Chief Executive Officer
April 2, 2003

4   >>>   2002 ANNUAL REPORT TESCO CORPORATION

     SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

Years ended December 31	2002	2001	2000	1999	1998

(as restated for change in accounting for foreign exchange on long term debt)

(Millions of dollars)
Revenues	152.4	208.0	134.0	86.6	87.7
Gross profit	58.7	87.9	44.5	26.4	39.2
Margin %	39%	42%	33%	30%	45%
Operating earnings (loss)	1.2	34.1	11.8	(7.0)	10.7
Financial income (expense)	(2.7)	(2.2)	(4.1)	(2.3)	1.7
Gain on asset sales	–	15.2	–	–	–
Pre-tax earnings (loss) from continuing operations	(1.5)	47.1	7.7	(9.3)	12.4

Diluted earnings (loss) ($ per share):
Continuing operations	$(0.03)	$0.93	$0.15	$(0.11)	$0.26
Discontinued operations	–	$0.11	$(0.01)	$(0.16)	$(0.03)
Net earnings (loss)	$(0.03)	$1.04	$0.15	$(0.27)	$0.23

Cash (Bank borrowings)	58.7	134.6	56.6	51.4	(4.8)
Working capital	139.1	202.1	115.8	99.0	57.0
Total assets	348.4	347.7	282.0	264.9	230.0
Long term debt	72.8	73.8	69.3	66.7	5.0
Shareholders’ equity	240.1	237.1	188.5	177.3	183.6

Share trading data:
Volume (millions of shares)	31.8	34.6	24.7	27.0	28.8
Closing price ($ per share)	$18.72	$13.24	$15.50	$9.20	$4.30
Price range ($ per share)	$10.75	-	$8.00	-	$7.30	-	$4.35	-	$5.70	-
22.35	23.02	17.15	12.40	25.75

Quarters ended	12/31/02	09/30/02	06/30/02	03/31/02	12/31/01	09/30/01	06/30/01	03/31/01

(Millions of dollars)
Revenues	41.4	38.2	34.4	38.4	49.5	46.6	56.9	55.0
Gross profit	17.4	13.8	14.4	13.1	21.7	20.6	23.8	21.8
Margin %	42%	36%	42%	34%	44%	44%	42%	40%
Operating earnings (loss)	2.2	1.0	(0.6)	(1.4)	5.9	6.9	10.7	10.5
Financial income (expense)	(1.5)	0.2	(0.6)	(0.8)	(1.6)	0.4	0.7	(1.7)
Gain on asset sales	–	–	–	–	–	–	–	15.2
Pre-tax earnings (loss) from continuing operations	0.7	1.2	(1.2)	(2.2)	4.3	7.3	11.4	24.0
Diluted earnings (loss) ($ per share):
Continuing operations	$0.01	$0.02	$(0.02)	$(0.04)	$0.08	$0.13	$0.20	$0.52
Discontinued operations	–	–	–	–	$(0.01)	$0.10	$0.00	$0.02
Net earnings (loss)	$0.01	$0.02	$(0.02)	$(0.04)	$0.07	$0.24	$0.20	$0.53

Cash (Bank borrowings)	58.7	91.3	113.3	131.8	134.6	128.1	113.8	94.4
Working capital	139.1	161.6	179.5	198.3	202.1	197.9	182.5	180.2
Total assets	348.4	345.1	343.3	346.1	347.7	348.0	339.2	326.4
Long term debt	72.8	73.6	70.4	73.9	73.8	72.7	70.2	73.0
Shareholders’ equity	240.1	240.2	239.4	238.1	237.1	234.6	226.1	216.9

Share trading data:
Volume (millions of shares)	5.1	4.6	9.0	13.1	7.4	8.2	9.0	9.9
Closing price ($ per share)	$18.72	$13.31	$16.85	$19.85	$13.24	$8.85	$17.10	$16.50

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   5

MANAGEMENTS’ DISCUSSION
AND ANALYSIS

This discussion of the Corporation’s financial results, position and prospects is based on information available at March 14, 2003 and should be read in conjunction with the consolidated financial statements of the Corporation for the years ended December 31, 2002, 2001 and 2000. During these years the Corporation discontinued the operations of its industrial and completions segments and segregated its drilling services activities into two divisions – Products and Wellsite Services. For the purpose of this discussion, historical comparisons and analysis are made on this basis.

RESULTS OF OPERATIONS

OVERVIEW

Over the last three fiscal years the Corporation has aligned its operational and management structure to focus on two core revenue generating activities:

•	Wellsite Services Division – provides services, including the use of specialized drilling equipment, primarily to oil and gas operators;

•	Products Division – provides the design, manufacture and sale, including after-sales support, of specialized equipment to the oil and gas industry;

The Corporation believes that the key to its growth is its ability to identify, develop and commercialize innovative drilling technologies. The Corporation commits substantial resources to product development activities. Currently, the focus of these activities is on the continuing development of tools and equipment relating to Tesco’s patented Casing Drilling™ process.

During 2002, substantial steps were taken to move Casing Drilling™ activities from test mode to a commercial drilling environment. The most significant of these steps was the extension and expansion of a drilling program in south Texas. By December 31, 2002, Tesco was operating two company-owned Casing Drilling™ rigs in this program and a third rig commenced operations in January 2003. Additionally, on November 1, 2002, Tesco acquired Bo Gray Casing and A&M Tubular Maintenance (Bo Gray), a casing and tubing running business operating in northern Louisiana and east Texas. Management believes that the traditional casing running business provides Tesco with an opportunity to introduce parts of the Casing Drilling™ tool suite to the industry in a lower risk environment than the initial drilling of a well.

The Corporation derives revenues principally from the sale of products and services to the oil and gas industry. Historically, the Corporation’s revenues and profitability have been affected by three main factors:

1.	The level of drilling activity: Drilling activity is generally correlated with current and expected commodity prices of oil and natural gas. The Corporation’s revenues and operating results are affected by changes in the level of drilling activity in that, in times of declining activity, the market for the Corporation’s products and services is smaller and prices and margins drop as a result of competitive pressures. Conversely, as activity increases, the overall market is larger and prices tend to rise and margins improve.

2.	The ability of the Corporation to develop and gain market acceptance of its products and services: The Corporation believes that its strategy of developing and commercializing new technologies that are focused on improving its customers’ drilling economics provides it with a competitive advantage by which the Corporation can increase its share of the market for drilling products and services. The Corporation also recognizes that the introduction of new technology (specifically Casing Drilling™) involves certain investment risks including the possibility that the Corporation incorrectly anticipates the market’s acceptance, or rate of acceptance, of the technology, that the Corporation incorrectly identifies the key commercial component of the technology, that the Corporation encounters difficulties commercializing the technology or that competitors are able to gain an advantage with similar or parallel technologies.

3.	The strategy of the Corporation to expand its market geographically: The Corporation believes it can earn higher revenue rates outside of North America in oil and gas fields where the duration and cost of individual drilling projects tend to be greater than in North America.

6   >>>   2002 ANNUAL REPORT TESCO CORPORATION

In addition, geographic diversity provides the Corporation with the opportunity to take advantage of regional energy markets that remain active during downturns in North America. At the same time, the Corporation has to bear additional political, economic and currency risks, such as those that occurred in Venezuela at the end of 2002.

     YEARS ENDED DECEMBER 31, 2002, 2001
     AND 2000

Revenues

Operating results for the year ended December 31, 2002 reflected the economic uncertainty and political instability that characterized most of the year. Despite relatively strong hydrocarbon commodity prices, drilling activity in the Corporation’s principal markets was down significantly compared to the preceding year. The average annual number of active drilling rigs, as reported by Baker Hughes, for the last three years was:

	2002	2001	2000

United States	831	1,155	916
Canada	266	342	344
Latin America (including Mexico)	214	262	227
Europe, Africa and Middle East	347	327	285
Asia Pacific	171	157	140

Worldwide average	1,829	2,243	1,912

Wellsite Services Division
The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

Years ended December 31	2002	2001	2000

($ thousand)
Portable Top Drives	81,268	127,048	73,403
Casing Drilling™	7,129	11,434	–
Casing Running	3,691	–	–
Well Control	1,935	4,037	5,643
Underbalanced Drilling	–	4,245	7,007
Other	410	4,169	4,178

	94,433	150,933	90,231

Tesco’s portable top drive product line continues to be the dominant revenue generator for the Wellsite Services Division, accounting for over 80% of total division third party revenues in each of the three years. Despite the significant downturn in drilling activity that resulted in substantially lower revenues in 2002 compared with the record year of 2001, revenue from top drive operating activity still surpassed that of 2000. This was attributable to the Corporation maintaining daily operating rates at the levels established in 2001, which were significantly higher than the rates obtained in 2000. The geographical distribution of top drive operating days and average daily operating rates over the last three years are as follows:

Operating days

	2002		2001		2000

Region	Days	%	Days	%	Days	%

United States	5,850	32	11,623	42	9,041	46
Canada	2,358	13	4,274	15	3,702	19
South America	2,879	16	4,429	16	3,105	16
Mexico	3,562	19	3,258	12	1,822	9
Asia Pacific	2,217	12	2,526	9	1,521	8
Europe, Africa and Middle East	1,495	8	1,689	6	321	2

	18,361		27,799		19,512

Average daily operating rates	$4,415		$4,570		$3,762

Revenues from Casing Drilling™ declined in 2002 compared with 2001 as activity was focused on the Corporation’s multi-year drilling contract in south Texas where, for most of the year, Tesco was operating only one rig. During this period, the Corporation incurred substantial start-up costs including the opening of a depot in Texas, staff training and other front end costs. By the end of the year, two of Tesco’s purpose built rigs were operating and the third commenced drilling in the region in January 2003. With all three rigs working, management estimates that monthly Casing Drilling™ revenue from this contract will approximate US$1.2 million. Prior to 2001, Casing Drilling™ activities with operators were related to testing prototype tools and processes and payments received were credited against product development expense.

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   7

Casing running revenues are derived primarily from the operations of Bo Gray, a traditional casing running business acquired by the Corporation on November 1, 2002. Aggregate sales from this business for November and December 2002, were $3.4 million. Small amounts of casing running revenues were earned in other regions through the deployment of Tesco’s new proprietary Casing Assist Running Service.

Well control revenues are derived primarily from the Corporation’s proprietary At Floor Snubbing Units. Revenues generated from the use of this equipment declined significantly in 2002 due to the worldwide decline in drilling activity and management’s focus on developing revenue streams from Casing Drilling™ and casing running. Tesco’s snubbing technology, which was developed in conjunction with Tesco’s integrated underbalanced drilling systems, was retained when the underbalanced drilling equipment was sold as management believed that its functionality has opportunities to complement the Corporation’s top drive and Casing Drilling™ technologies, as well as having independent commercial applications for drilling operators.

The Corporation sold its underbalanced drilling equipment for $50.7 million in March 2001, generating a pre-tax gain of $15.2 million. The decision to sell this equipment was made as part of the strategy to focus Tesco’s activities on technologies directly related to the drill string and the drilling process.

Products Division
The following is a summary of the revenues of the Products Division for the periods indicated:

Years ended December 31	2002	2001	2000

($ thousands)
Portable Top Drives
– unit sales	40,887	40,056	17,944
– parts sales and service	15,090	12,818	7,269
Drilling Rigs	–	3,206	13,938
Other	2,003	942	4,606

Total third party	57,980	57,022	43,757
Internal sales	47,632	50,702	28,331

Total revenues	105,612	107,724	72,088

Units sold:
Portable Top Drives	25	23	13
Drilling Rigs	–	1	3

The Products Division manufactures, sells and provides after-sales support for all of Tesco’s proprietary products. Its customers are (externally) drilling contractors and (internally) the Wellsite Services Division. The Division currently generates substantially all of its third party revenues from the manufacture, sale and after-sales support of top drives. The success of Tesco in selling its top drives has allowed the Corporation to continually increase the volume of its after-sales support business.

The range of Tesco’s portable top drive products includes both hydraulically and electrically powered machines capable of generating 450 to 1,350 horsepower and with a rated lifting capacity of 250 to 650 tons. Sales prices average approximately $1.3 million for each system. Customers typically supplement their orders with a supply of auxiliary equipment and spare parts that adds approximately $0.2 million to the sales value of each top drive system.

The number of portable top drives manufactured by Tesco for sale to third parties and for use by the Wellsite Services Division over the last three years is as follows:

8   >>>   2002 ANNUAL REPORT TESCO CORPORATION

Years ended December 31	2002	2001	2000

Third parties	25	23	13
Wellsite Services Division	7	17	7

Total	32	40	20

Information from the Baker Hughes Rig Report and Tesco sales agents and field staff indicates that less than 20% of the world’s land drilling rigs operate with a top drive. Management believes that there is no significant market impediment restraining Tesco’s continued sales of portable top drives.

To December 31, 2002, Tesco has built eleven drilling rigs. The prototype was retained by the Corporation primarily for the purpose of assisting in the testing and development of Casing Drilling™. This rig has now been permanently installed at the Corporation’s Houston facility and is used to train drilling personnel and provide a readily accessible site for the demonstration of Casing Drilling™ and other Tesco proprietary drilling technologies. The next eight rigs, all of which are capable of both Casing Drilling™ and conventional drilling with drill pipe, were sold to Drillers Technology Corp. (DTC). DTC is a Calgary-based drilling contractor, listed on the Toronto Stock Exchange, in which Tesco owns a 22% equity interest and has two representatives on the 7-person board. Two rigs, which are also retained by Tesco, were constructed specifically to service the multi-year Casing Drilling™ contract in south Texas. A third rig for this contract was completed and delivered to the field in January 2003, bringing the total number of drilling rigs built by Tesco to date to twelve.

Gross Profit

The Corporation’s gross margin varies from period to period primarily for two reasons: the mix of products and services sold by the Corporation and the overall level of sales. Sales mix is affected both by the type of product or service and the geographical market. Typically, the Corporation earns higher margins on sales made by the Wellsite Services Division and on products and services sold in markets outside continental North America. The Corporation does not make public a detailed analysis of its margins by product line or region on the grounds that this information could damage its competitive position. The decline in gross margin in 2002 to 39% from 42% in 2001 principally arises from management’s decision to maintain the Corporation’s operational infrastructure at a level sufficient to support planned revenue growth.

Operating Earnings

Operating earnings are stated after deducting selling, general and administrative expenses, product development expense and depreciation.

Years ended
December 31	2002		2001		2000

($ thousands)
Selling, general and administrative	33,649	22%	31,047	15%	17,723	13%
Product development	11,757	8%	10,231	5%	6,462	5%
Depreciation	12,077	8%	12,568	6%	8,516	6%

The level of selling, general and administrative expenses is generally a function of the Corporation’s activity levels. In 2001 and 2000, these costs represented 15% and 13% of revenues respectively. In 2002, this percentage increased to 22%. During 2002, the Corporation moved aggressively to build market awareness of its strategic plan for Casing Drilling™, incurring approximately $1.2 million to develop and implement a corporate marketing plan. The Corporation’s management and administrative infrastructure was maintained at 2001 levels in anticipation of planned growth. Additionally, the Corporation faced a substantial increase in corporate overhead as a result of risk management issues consequent to the political and financial disasters of 2001. In this regard, the Corporation increased its spending on corporate governance activities and incurred substantially increased insurance premiums. Management estimates that the additional cost incurred in response to these factors was in excess of $2.0 million and anticipates that these costs will increase further in 2003.

The Corporation has also taken a reserve of $1.2 million in response to the risk of loss from the political turmoil in Venezuela. This situation has had a serious impact on

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   9

many of the companies operating in that country’s oil and gas industry, some of whom are customers of the Corporation.

The Corporation’s product development expense is a function of the number and scope of development projects identified by management as having commercial potential. Over the three years ending 2002, over 90% of product development expense has been directed towards the Casing Drilling™ project. In fiscal 2002, product development expense on the Casing Drilling™ project totaled $11.7 million, of which $0.8 million relates to the establishment and operation of the Casing Drilling™ training centre in Houston.

The largest component of depreciation expense relates to depreciation of the Corporation’s drilling service equipment. This expense is calculated on a usage basis and therefore closely correlates with activity levels. The decrease in depreciation expense in 2002 compared with 2001 is less than might have been anticipated in light of the decline in activity levels due to the significant increase in fixed assets other than top drives in 2002.

Financial Expenses

Years ended December 31	2002	2001	2000

($ thousands)
Interest income	2,473	4,523	3,002
Interest expense	5,606	5,577	5,407

Net interest expense	3,133	1,054	2,405
Foreign exchange (gain) loss	1,135	962	1,675
Other financial items	(1,570)	160	60

	2,698	2,176	4,140

The Corporation’s interest expense is payable on the US$46.5 million Senior Notes at a fixed rate of 7.59% annually. This expense fluctuates as a result of changes in the exchange rate between Canadian and US dollars. During 2002, the Corporation took advantage of favorable short-term interest rates to enter into an interest rate swap agreement that effectively reduced interest expense during the period of the swap arrangement by $1.1 million which is included in other financial items. The Corporation earns interest on the investment of its cash balances in short-term, highly liquid money-market instruments. The interest earned varies due to changes in the amount of cash available for investment and in short-term market interest rates. During 2002, interest rates on short-term money markets were at historic lows. Cash balances, short-term interest rates and the exchange rate of the US dollar on the dates indicated were:

	Cash	Bank of	Exchange
	balance	Canada rate	rate
At December 31	$million	%	US/Cdn.$

1999	51.4	5.00	1.44
2000	56.6	6.00	1.50
2001	134.6	2.50	1.59
2002	58.7	3.00	1.57

For the year ended December 31, 2002, the Corporation changed its accounting policy for foreign exchange gains and losses on long term debt denominated in foreign currencies (see Note 18 to the Consolidated Financial Statements) and restated its reported foreign exchange gains and losses for prior years to take into income all of the gains and losses on the Corporation’s US dollar denominated Senior Notes that were previously deferred and amortized. Since, historically, Tesco has held a significant balance of US dollar denominated financial assets in the form of cash and accounts receivable, the effect of this change has been to reduce the Corporation’s exposure to foreign exchange gains and losses arising from changes in the Canadian/US dollar exchange rate.

During 2002, the Corporation made a deposit of Mexican pesos 35.1 million in connection with its appeal of a Mexican tax reassessment (see Note 9(a) to the Consolidated Financial Statements). As a result of changes in the Canadian dollar/Mexican peso exchange rate between the date the deposit was made and the year-end rate of pesos 6.5 to $1.00, the Corporation recorded a foreign exchange loss of $0.4 million in 2002.

10   >>>   2002 ANNUAL REPORT TESCO CORPORATION

Gain on Sale of Assets

In 1996, the Corporation identified an opportunity to market an efficient underbalanced drilling service and begts and related equipment and marketed this equipment around the world. Although the equipment and Tesco’s service was well received by the industry, in early 2001 management concluded that this service was inconsistent with the Corporation’s principal strategic focus and sought a purchaser for the assets. A sale was concluded in March 2001 for gross proceeds of $50.7 million, realizing a gain, before taxes, of $15.2 million.

Income Taxes

The Corporation conducts business and is taxable on profits earned in a number of different jurisdictions around the world. Income tax expense as a percentage of pre-tax earnings fluctuates from year to year based on the level of profits earned in and tax rates applicable to these different jurisdictions. However, as a consequence of the globalization of world economies, there is a tendency for corporate tax rates to converge into a reasonably narrow band of between 35% to 40% of taxable profits.

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. Management, in consultation with its Mexican tax advisors, is disputing the position of the tax authorities. The tax authorities have issued formal reassessments for the 1996 to 1999 fiscal years which total, including interest and penalties, Mexican pesos 130.3 million. The amount claimed by the tax authorities, using an exchange rate of Mexican pesos 6.5 to $1.00, approximates $20.0 million. Tesco is appealing these reassessments in the Mexican tax courts and has provided security in the form of cash and a charge over certain of its drilling equipment located in Mexico which will remain in place until such time as the matter is resolved. In the event the

Corporation is unable to sustain its position, management believes that the effect of any additional taxes payable in Mexico will be mitigated to some extent by a reduction of taxes payable in other jurisdictions. Interest and penalties included in the above amounts would result in a charge to earnings. Management is unable to make any reasonable estimate at this time of the amount of additional expense, if any, that may be incurred by the Corporation in settling this issue.

Discontinued Operations

Discontinued operations includes the results of the Completions Division, the assets of which were sold effective July 31, 2001, and the Industrial Division, which was closed down on June 30, 1999. In addition to the historical operating results of these divisions, the net gain from discontinued operations in 2001 includes an after-tax profit on sale of the Completions Division of $3.2 million. The net loss from discontinued operations in 2000 includes an after-tax expense of $1.2 million in respect of closure costs for the Industrial Division.

     ACQUISITION OF BO GRAY

On November 1, 2002, the Corporation acquired the business and assets of Bo Gray (see Note 2 to the Consolidated Financial Statements). The acquisition of Bo Gray is part of the Corporation’s strategic plan to introduce Casing Drilling™. Bo Gray provides traditional casing running services in east Texas and northern Louisiana. Management intends to continue to operate this business and to gradually introduce Casing Drilling™ tools and technology at the same time as leveraging the existing business into a wider geographic reach. The combination of the experience of Bo Gray in the traditional casing running business and Tesco’s technological innovation is expected to provide the Corporation with the necessary competitive advantage to significantly increase its share of the casing running business.

     ACCOUNTING POLICIES

The preparation and presentation of the Corporation’s financial statements requires management to make estimates that significantly affect the results of operations and

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   11

financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it considers provide the most meaningful and reliable financial reporting. Management considers the most significant of these estimates and their impact to be:

     ACCOUNTING FOR STOCK OPTIONS

The Corporation does not recognize any compensation expense on options granted to employees. Generally accepted accounting principles require management to adopt one of two approaches to accounting for employee stock options. The alternative chosen by management results in no compensation expense being recognized in the financial statements. The other alternative requires the recognition of a compensation expense based on the theoretical fair value of each option at its grant date. Management believes that the alternative of not recognizing a compensation expense on the granting of employee stock options is preferable as the computation of a compensation expense based on theoretical fair value would result in substantial volatility in compensation expense driven by factors external to the Corporation. Commencing in 2002, the Corporation is required to disclose, by way of footnote to the consolidated financial statements, the amount that would have been recognized as compensation expense had the theoretical fair value method of accounting for employee stock options been adopted.

     PERCENTAGE OF COMPLETION REVENUE
     RECOGNITION

The Corporation recognizes revenue on specialized manufacturing contracts based on the percentage of completion of the contract. This requires management to estimate the percentage of the total contract revenue earned. The amounts of revenue accrued in respect of contracts in progress at year end for the last three years is:

Years ended December 31	2002	2001	2000

($ thousands)
Revenues	6,825	11,304	5,086

     TECHNOLOGY AND DEVELOPMENT COSTS

The Corporation capitalizes certain product development costs based on management’s estimates of the ability of the Corporation to recover these costs from future profits expected from the product. In the event that management’s initial estimates of the commercial viability of a product are incorrect, capitalized costs must be written off. At December 31, 2002, the Corporation’s net book value of capitalized technology and development costs was $9.5 million, of which $8.5 million relates to Tesco’s Casing Drilling™ technology.

     IMPACT OF ANTICIPATED ACCOUNTING
     CHANGES

The Corporation prepares its financial statements using policies that conform with accounting principles generally accepted in Canada. From time to time, the Canadian Institute of Chartered Accountants (CICA) mandates changes to these principles that require changes to the Corporation’s accounting policies. Management is not aware of any changes that will affect the Corporation’s accounting policies in 2003. Disclosure of accounting changes that are relevant to the Corporation is contained in Note 20 to the Consolidated Financial Statements.

     LIQUIDITY AND CAPITAL RESOURCES

The Corporation is growth oriented and has historically financed its growth by obtaining capital from sources other than operating earnings. Over the three years from 2000 to 2002, the Corporation has obtained growth capital from two sources:

•	During 2001, approximately $70 million was generated from the sale of underbalanced drilling equipment and the Completions Division. Management has no plans to raise growth capital through further bulk sales of assets or disposal of operating activities.

•	Over the three years to December 31, 2002, the Corporation has raised a total of $24.1 million from the exercise of employee share purchase options. Management has no ability to control the exercise of options, which is dependent on the market price of the

12   >>>   2002 ANNUAL REPORT TESCO CORPORATION

Corporation’s shares relative to the exercise price of outstanding options, and does not consider the receipt of funds from this source in its financing plans. If all options issued at December 31, 2002 were exercised, the Corporation would receive proceeds of $29.1 million.

Additionally, in January 1999, the Corporation raised $70.2 million by issuing US$46.5 million in unsecured Senior Notes, which are payable on October 15, 2004. This debt represents 30% of shareholders’ equity which, at December 31, 2002 was $241.0 million. Management has no present plans to access additional debt financing, although it believes that the Corporation’s current debt to equity ratio and capacity to generate earnings provide the Corporation with the capacity to incur additional debt if required.

The terms of the Senior Notes include financial covenants that require the Corporation to maintain certain financial ratios and restrict or place conditions on the Corporation’s ability to enter into certain transactions. The Corporation is in compliance with all of the covenants of the Senior Notes.

Over the last three years the Corporation has made a significant investment in expanding its fleet of drilling equipment, principally portable top drives, and in developing its proprietary Casing Drilling™ technology. Capital expenditures to build portable top drive systems were:

Years ended December 31	Cost

($ millions)
2000	6.1
2001	14.4
2002	9.6

Expenditures on developing Casing Drilling™, including both product development expense and capital expenditures to build Casing Drilling™ tools and drilling rigs, were:

	Product
	development	Capital
Years ended December 31	expense	expenditures

($ millions)
2000	6.1	–
2001	9.6	1.4
2002	11.7	30.8

During 2002, the Corporation acquired a 47 acre parcel of land in Calgary for $10.0 million and is well advanced in its planning for and design of an integrated, flexible facility in Calgary capable of manufacturing and assembling the Corporation’s expanding range of proprietary products more efficiently. The new facility will also bring together all of the other Calgary-based functions of the Corporation and provide ample room for further growth.

     OUTLOOK

Industry forecasts indicate that the level of drilling expenditure and activity in 2003 will be higher than 2002. According to World Oil, drilling activity for the last three years and forecast for 2003 is:

Years ending December 31

	2003	2002	2001	2000
	(forecast)	(actual)	(actual)	(actual)

Wells drilled
US	30,487	28,901	32,894	29,994
Canada	16,750	15,026	18,000	16,529
Latin America	2,975	3,087	4,019	3,432
Europe, North Africa, and Middle East	9,278	8,608	8,167	8,852
Far East	12,820	12,853	12,394	12,039

Worldwide	72,310	68,475	75,474	70,846

Management expects the Corporation’s activity levels in 2003 to reflect the anticipated increase in drilling activity, although it believes that industry expectations may be overstated in the event of continued and prolonged political instability in many regions of the world in which the Corporation is active. In particular, management believes that activity levels in South America and the Middle East are unpredictable. Management expects the top drive business to continue to be the primary revenue generator for the Corporation, with the sales and after-sales market making an increasingly significant contribution to the top drive revenue stream.

Management expects substantial growth in revenues from Casing Drilling™ and related activities, including casing running. Contract Casing Drilling™ revenues will be

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   13

generated from the operation of three drilling rigs for the full year in south Texas and from a ten well program in Mexico, as well as other new projects. Other Casing Drilling™ revenues will be generated by committed projects in Algeria, Brazil, the U.K. and Canada, as well as other new projects currently under negotiation. The ownership of the Bo Gray casing and tubing running business throughout 2003 compared to only two months in 2002 will result in a substantial increase in revenues from these activities.

     RISK FACTORS

The Corporation’s operations are subject to the risks involved in providing and operating oilfield drilling equipment internationally. These risks include, but are not limited to:

•	Economic risks, such as fluctuations in oil and gas commodity prices and currency exchange rates and political and fiscal instability affecting foreign operations.

•	Fluctuations in oil and gas commodity prices impact the levels of drilling activity, which is a significant driver of the Corporation’s business. In times of declining activity, not only is there less opportunity for the Corporation to sell its products and services but there is increased competitive pressure that tends to reduce prices and therefore margins.

•	The Corporation accounts for and reports its activities in Canadian dollars, although a material amount of its business is conducted in other currencies, principally US dollars, whose rates of exchange to the Canadian dollar fluctuate. These fluctuations, which are outside of the control of management, create gains and losses for the Corporation that are included in the determination of its earnings.

•	Countries in which the Corporation conducts business have the ability to respond to political and fiscal issues by restricting the repatriation of, or confiscating, the business assets of the Corporation in a manner that adversely affects the value of those assets and resulting in a loss to the Corporation.

Competitive risks, such as decisions by existing competitors to attempt to increase market share by reducing prices and decisions by customers to adopt competing technologies. The drilling industry is driven primarily by cost minimization. The Corporation’s strategy is aimed at reducing drilling costs through the application of new technology. Competitors, many of whom have a more diverse product line and access to greater amounts of capital, have the ability to compete against the cost savings generated by the Corporation’s technology by reducing prices and by introducing competing technologies. The Corporation has limited resources to sustain a prolonged price war and maintain the investment required to continue the commercialization and development of its new technologies.

In addition to factors in the external environment, the Corporation is exposed to the risk that management will:

•	fail to resolve favourably the situations described in Note 9 to the Consolidated Financial Statements particularly the potential liability for additional Mexican income taxes and the possible failure to recover in full a substantial account receivable;

•	develop and implement strategies and plans that are ineffective in light of industry conditions and trends;

•	implement and manage business processes that do not effectively utilize and control the resources of the Corporation;

•	be unable to attract and retain staff to execute its business plans;

•	be unable to raise sufficient capital to finance its product development and capital expenditure programs;

resulting in losses for the Corporation’s shareholders.

14   >>>   2002 ANNUAL REPORT TESCO CORPORATION

MANAGEMENT’S REPORT

Management is responsible for the preparation of the consolidated financial statements and the information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using appropriate accounting policies, methods and estimates as selected by management giving consideration to the Corporation’s circumstances. The financial and operating information included in this annual report is consistent, in all material respects, with that contained in the consolidated financial statements.

The Corporation maintains systems of accounting and internal controls to provide reasonable assurance that its financial information is reliable, relevant and accurate, and that its assets are adequately safeguarded.

The Audit Committee, consisting of three non-executive directors, is responsible for reviewing the consolidated financial statements and other financial information contained in this annual report and overseeing management’s performance of its financial reporting responsibilities. The external auditors have unlimited access to the Audit Committee, are appointed by the Shareholders, and have independently examined the consolidated financial statements on the recommendation of the Audit Committee.

Robert M. Tessari	Martin Hall
President and Chief Executive Officer	Senior Vice President Finance
and Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of Tesco Corporation

We have audited the consolidated balance sheets of Tesco Corporation as at December 31, 2002, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta
March 7, 2003

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   15

CONSOLIDATED BALANCE SHEETS

As at December 31
(Thousands of Canadian Dollars)

	Notes	2002	2001	2000
	18		(Restated)	(Restated)

ASSETS
Current assets
Cash and short term deposits		$58,687	$134,568	$56,576
Accounts receivable		58,808	67,588	54,804
Income taxes recoverable	13	4,878	–	–
Inventories	4	42,915	29,426	23,857

		165,288	231,582	135,237

Property, plant and equipment	5	151,778	95,026	119,377
Investment	6	10,324	10,293	9,532
Goodwill		4,170	–	–
Intangible and other assets	7	16,875	10,824	17,840

		183,147	116,143	146,749

		$348,435	$347,725	$281,986

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$26,220	$28,917	$19,029
Income taxes payable	13	–	588	411

		26,220	29,505	19,440

Long term debt	8	72,833	73,811	69,474
Future income taxes	13	8,608	7,342	4,546

		81,441	81,153	74,020

		107,661	110,658	93,460

Contingencies	9
SHAREHOLDERS’ EQUITY
Share capital	10	151,826	146,983	134,004
Retained earnings		88,948	90,084	54,522

		240,774	237,067	188,526

		$348,435	$347,725	$281,986

Signed on behalf of the Board of Directors

Director	Director

16   >>>   2002 ANNUAL REPORT TESCO CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS

For the Years Ended December 31
(Thousands of Canadian Dollars – except per share information)

	Notes	2002	2001	2000
	18		(Restated)	(Restated)

Sales		$152,413	$207,955	$133,988
Cost of Sales		93,713	120,041	89,462

Gross Profit		58,700	87,914	44,526

Expenses
Product development		11,757	10,231	6,462
Selling, general and administrative		33,649	31,047	17,723
Depreciation and amortization		12,077	12,568	8,516
Financial expense	11	2,698	2,176	4,140

		60,181	56,022	36,841

Earnings (loss) before gain on sale of assets, income taxes and discontinued operations		(1,481)	31,892	7,685

Gain on sale of property, plant and equipment	12	–	15,190	–

Earnings (loss) before income taxes and discontinued operations		(1,481)	47,082	7,685

Income taxes
Current	13	(2,735)	12,582	2,747
Future	13	2,390	2,676	(101)

		(345)	15,258	2,646

Net earnings (loss) from continuing operations		(1,136)	31,824	5,039
Net earnings (loss) from discontinued operations	14	–	3,738	(175)

Net earnings (loss) for the year		(1,136)	35,562	4,864

Retained earnings, beginning of year
As originally reported		92,236	54,449	47,947
Effect of change in accounting policy		(2,152)	73	1,711

As restated		90,084	54,522	49,658

Retained earnings, end of year		$88,948	$90,084	$54,522

Earnings (loss) per share
Basic
Continuing operations, including gain on sale of assets		$(0.03)	$0.95	$0.16
Discontinued operations		$–	$0.11	$(0.01)
Net earnings		$(0.03)	$1.06	$0.15
Weighted average number of shares		34,185,631	33,611,950	32,376,630
Diluted
Continuing operations, including gain on sale of assets		$(0.03)	$0.93	$0.15
Discontinued operations		$–	$0.11	$(0.01)
Net earnings		$(0.03)	$1.04	$0.15
Weighted average number of shares		34,185,631	34,189,789	32,898,464

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   17

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31
(Thousands of Canadian Dollars)

	Notes	2002	2001	2000
	18		(Restated)	(Restated)

OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the year		$(1,136)	$31,824	$5,039
Adjusted for items not requiring an outlay of cash
Future income taxes		2,390	2,676	(101)
Book value of drilling services equipment sold	5	–	–	922
Depreciation and amortization		12,077	12,568	8,516
Gain on sale of property, plant and equipment	12	–	(15,190)	–
Amortization of financial items		101	103	110
Equity in earnings of affiliate	6	(31)	(762)	(422)
Amortization of deferred maintenance costs		368	–	–
Unrealized foreign exchange (gains) losses		(731)	4,362	2,585

		13,038	35,581	16,649

Changes in non-cash balances affecting operations	15	(17,440)	(6,771)	(18,587)
Expenditures on deferred maintenance costs		(2,473)	–	–
Cash from (used in) discontinued operations		–	(1,169)	14,889

		(6,875)	27,641	12,951

INVESTING ACTIVITIES
Additions to property, plant and equipment		(57,600)	(26,953)	(14,015)
Increase (decrease) in accounts payable		5,653	(2,477)	1,479

		(51,947)	(29,430)	(12,536)
Proceeds on sale of property, plant and equipment		275	49,477	–
Purchase of Bo Gray assets	2	(16,790)	–	–
Issue of notes receivable		–	(1,585)	–
Deposit in respect of Mexican tax	9	(5,666)	–	–
Cash received on notes, deposits and other non-current receivables		317	668	–
Additions to technology and development assets		(38)	(180)	–

		(73,849)	18,950	(12,536)
Cash from (used in) discontinued operations
Proceeds on sale	14	–	18,422	–
Closure costs	14	–	–	(1,600)

		(73,849)	37,372	(14,136)

FINANCING ACTIVITIES
Issue of share capital	10	4,843	12,979	6,326

Increase (decrease) in cash and cash equivalents		(75,881)	77,992	5,141
Net Cash and Cash Equivalents, beginning of year		134,568	56,576	51,435

Net Cash and Cash Equivalents, end of year		$58,687	$134,568	$56,576

Cash is comprised of:
Bank balances		$11,367	$15,127	$11,545
Money market instruments		47,320	119,441	45,031

		$58,687	$134,568	$56,576

18   >>>   2002 ANNUAL REPORT TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002, 2001 and 2000
(Thousands of Canadian Dollars)

Tesco Corporation provides a range of products and services to reduce the cost of drilling for oil and gas. The Corporation conducts its business in many oil producing regions around the world.

Note 1

Accounting Policies
These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires management to make estimates as to the eventual financial consequences of many of the transactions and business activities of the Corporation. Management makes these estimates based on its judgment of the likely outcome of future events; there is a risk that the actual outcome will be different than expected and that such differences will have a material financial effect on future reported results.

Significant specific accounting policies applied by the Corporation are:

(a)	Consolidation

The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries, all of which are wholly owned.

(b)	Foreign currency translation

The Corporation’s foreign operations are considered to be fully integrated and all amounts in foreign currencies have been translated to Canadian dollars on the following basis:
•	monetary assets and liabilities, at the exchange rate prevailing at year end;
•	non-monetary assets and liabilities at historic rates of exchange;
•	revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related assets), at the average rate of exchange for the period.
Resulting foreign exchange translation gains and losses, including those arising from other transactions denominated in foreign currencies, are included in the statement of earnings.

(c)	Revenues

Revenue from services, including the provision of the Corporation’s drilling equipment, is recognized as the services are rendered based upon agreed daily, hourly or job rates. Revenue from the sale of products, other than equipment built pursuant to specialized manufacturing contracts, is recognized when the product is delivered to the customer with no right of return. Revenue from the sale of equipment built pursuant to specialized manufacturing contracts is recognized over the term of the contract by applying the percentage of completion method using measurements of progress towards completion appropriate for the work performed. Anticipated losses on such contracts are provided for in full when any such loss is identified. The Corporation provides product warranties on equipment sold pursuant to manufacturing contracts and makes provision for the anticipated cost of these warranties through cost of sales; this warranty provision is reviewed periodically to assess its adequacy in the light of actual warranty costs incurred.

(d)	Cash

Cash includes investments in highly liquid money market instruments which are readily convertible to known amounts of cash, subject to insignificant risk of changes in value and held to meet operating requirements.

(e)	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes materials, direct labour and applicable factory overhead computed on a first-in, first-out basis. Inventories that are held for use beyond the end of the Corporation’s one-year business cycle are excluded from current assets and classified with other assets.

(f)	Property, plant and equipment

The Corporation’s drilling equipment maintained for the provision of drilling services to customers is included as drilling equipment in property, plant and equipment. The sale of such equipment results in its net book value being expensed as cost of sales.

(g)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets is computed on the following basis:

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   19

Asset Category	Description	Method	Rate

Land, buildings and	Land	None	–
leaseholds	Buildings	Straight line	20 years
	Leasehold improvements	Straight line	Lease term

Wellsite training centre		Straight line	10 years

Drilling equipment	Major equipment	Usage	1,650 – 3,650 days
	Support equipment	Declining balance	40%

Manufacturing equipment		Declining balance	20%

Office and other	Computer hardware and	Straight line	3 – 5 years
software
	Furniture, equipment and	Declining balance	20% – 30%
vehicles
Technology and		Straight line	12 years
development costs

The estimated residual value of all capital assets is immaterial.

(h)	Investment

Investments that result in the Corporation having significant influence over the strategic business decisions of the investee are accounted for using the equity method.

(i)	Goodwill

Goodwill, which represents the value of businesses acquired by the Corporation in excess of the fair market value of all of the identifiable tangible and intangible assets of the acquired businesses at the time of their acquisition, is considered to have an indefinite life and is carried at the lower of cost and fair value. Annually, on the anniversary of the acquisition date, management assesses the fair value of goodwill. Any resulting impairment loss is charged to income and disclosed separately in the statement of earnings.

(j)	Maintenance costs

Maintenance costs are expensed as incurred unless they are incurred in accordance with the Corporation’s program of scheduled, periodic maintenance for drilling equipment, in which case the costs are deferred and amortized over the period until the next scheduled maintenance.

(k)	Product development

The Corporation expenses product development costs, other than the costs of product development for specific applications the recovery of which, in the opinion of management, can be reasonably assured given existing and anticipated future industry conditions. Such costs are capitalized as technology and development costs and amortized over the expected useful life of the asset. Payments received from third parties, including payments for the use of equipment prototypes, during the research or development process are credited to the related costs. Product development costs that are capitalized are assessed periodically by reference to anticipated future undiscounted cash flows to determine if the carrying value is still appropriate.

(l)	Income taxes

The Corporation recognizes future income tax assets and liabilities in respect of the estimated tax consequences attributable to differences between amounts reported in the financial statements and the tax bases of these amounts using enacted or substantively enacted tax rates that are expected to apply when the differences are anticipated to reverse. The effect of a change in tax rates on future income tax assets or liabilities is recognized in the period that the change occurs.

(m)	Stock-based compensation

No compensation expense is recognized in respect of stock options granted under the Corporation’s Stock Option Plan described in Note 10. Consideration received on the exercise of stock options is credited to share capital.

(n)	Per share information

Per share information is computed using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the treasury stock method. The treasury stock method assumes that any proceeds obtained upon exercise of in the money options would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive.

20   >>>   2002 ANNUAL REPORT TESCO CORPORATION

Note 2

ACQUISITION
Effective November 1, 2002, the Corporation acquired all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (Bo Gray). Bo Gray is a casing and tubular running company operating in east Texas and northern Louisiana. The assets and operations of Bo Gray are included in the Wellsite Services Division of the Corporation. No cash or cash equivalents were acquired. These financial statements include the results of operations for Bo Gray from November 1, 2002. The assets acquired and consideration given up were as follows:

Assets acquired:
Working capital	$2,193
Property, plant and equipment	10,427
Goodwill	4,170

$16,790

Consideration:
Cash paid	$16,790

In addition to the cash consideration paid, the vendors are entitled to receive a maximum of a further U.S. $5.5 million payable in cash from future operating cash flows of the acquired business until October 31, 2005. Any additional payments will be added to the cost of the acquisition and allocated to goodwill. All of the goodwill acquired as a result of this acquisition is depreciable for income tax purposes.

Note 3

FINANCIAL INSTRUMENTS
The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has made deposits and has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets (Note 7), by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different to their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation’s. In management’s opinion, the fair value of the Senior Notes at December 31, 2002 is $77,230 (2001 – $77,559, 2000 – $69,722).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Financial Items (Note 11). The Corporation was not a party to any derivative financial instruments at December 31, 2002, 2001 or 2000.

Note 4

INVENTORIES

	2002	2001	2000

Drilling equipment held for sale	$673	$–	$471
Manufacturing work in progress	11,278	4,915	429
Components for manufacturing and field service	30,964	24,511	28,504

	42,915	29,426	29,404
Less: held for use beyond one year	–	–	5,547

	$42,915	$29,426	$23,857

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   21

Note 5

PROPERTY, PLANT AND EQUIPMENT

		Accumulated
		Depreciation	Net Book
At December 31, 2002	Cost	and Amortization	Value

Land, buildings and leaseholds	$19,170	$2,984	$16,186
Wellsite training centre	7,174	163	7,011
Drilling equipment	144,610	35,169	109,441
Work in progress	10,141	–	10,141
Manufacturing equipment	5,398	2,383	3,015
Office and other	12,744	6,760	5,984

	$199,237	$47,459	$151,778

		Accumulated
		Depreciation	Net Book
At December 31, 2001	Cost	and Amortization	Value

Land, buildings and leaseholds	$8,187	$1,652	$6,535
Drilling equipment	107,183	27,860	79,323
Work in progress	2,384	–	2,384
Manufacturing equipment	5,205	2,176	3,029
Office and other	8,576	4,821	3,755

	$131,535	$36,509	$95,026

		Accumulated
		Depreciation	Net Book
At December 31, 2000	Cost	and Amortization	Value

Land, buildings and leaseholds	$8,420	$1,555	$6,865
Drilling equipment	127,095	22,782	104,313
Work in progress	1,181	–	1,181
Manufacturing equipment	7,403	3,734	3,669
Office and other	7,429	4,080	3,349

	$151,528	$32,151	$119,377

Drilling equipment includes related manufacturing costs and overhead. Work in progress, which relates to drilling equipment under construction, is not depreciated. The net book value of drilling equipment included in cost of sales for the year is $Nil (2001 – $Nil, 2000 – $922).

Note 6

INVESTMENT
The Corporation has invested a total of $9,110 in the common shares of Drillers Technology Corporation (DTC), a publicly traded drilling contractor based in western Canada. This investment represents an interest of 22% in the outstanding common shares of DTC and is accounted for using the equity method as follows:

	2002	2001	2000

Common shares	$9,110	$9,110	$9,110
Accumulated equity in earnings	1,214	1,183	422

	$10,324	$10,293	$9,532

The book value of the Corporation’s investment exceeded its percentage interest in the book value of DTC’s net assets by $1,769. This excess is attributed to the value of DTC’s drilling equipment and is being amortized on the same basis as these assets, which is the operating days method over 3,650 drilling days. The Corporation’s equity interest in the earnings of DTC is included in financial income (expense) (Note 11).

The Corporation entered into an agreement with DTC that requires the Corporation to use DTC rigs on all Casing Drilling™ contracts obtained by the Corporation in Canada until December 31, 2003, subject to the availability of suitable DTC rigs at market rates and the right of the Corporation’s customers to specify an alternative rig.

22   >>>   2002 ANNUAL REPORT TESCO CORPORATION

During the years ended December 31, 2002, 2001 and 2000 the Corporation manufactured and provided maintenance for drilling rigs for DTC and DTC rented rigs to the Corporation for certain drilling projects. These transactions were entered into on normal commercial terms and all inter-company profits have been eliminated. The following amounts are included in the consolidated financial statements in respect of these transactions:

	2002	2001	2000

Revenues	$916	$2,828	$11,619
Cost of sales	1,341	2,894	–
Product development expense	2,013	1,843	1,147
Accounts receivable	733	26	3,258
Accounts payable	–	999	873

Note 7

INTANGIBLE AND OTHER ASSETS

	2002	2001	2000

Technology and development costs	$13,165	$13,126	$12,947
Less: accumulated amortization	3,713	2,635	1,695

	9,452	10,491	11,252

Deferred maintenance costs	2,473	–	–
Less: accumulated amortization	368	–	–

	2,105	–	–

Inventory	–	–	5,547

Deposits, notes and other non-current receivables	5,318	1,970	1,053
Less: current portion	–	1,637	12

	5,318	333	1,041

	$16,875	$10,824	$17,840

Note 8

LONG TERM DEBT
(a)	Long term debt consists of U.S.$46,500 unsecured Senior Notes due on October 15, 2004. These notes bear interest at 7.59% payable semi-annually and include covenants that restrict the Corporation’s ability to pay dividends in certain circumstances. Costs, principally commission and legal fees, incurred in obtaining this financing are deferred and amortized over the term of the debt.

	2002	2001	2000
		(Restated)	(Restated)
		Note 18	Note 18

Debt principal (U.S. $46,500)	$73,005	$74,084	$69,855
Deferred financing costs	(172)	(273)	(381)

	$72,833	$73,811	$69,474

(b)	The Corporation has an unsecured credit facility with its primary Canadian bank that provides a maximum loan, repayable on demand, of $15,000. Interest on amounts drawn under the facility is at the bank’s prime rate. At December 31, 2002, 2001 and 2000, no amounts were drawn under the facility. From time to time, the Corporation is required to provide letters of credit in connection with the importation of its equipment to foreign countries and to secure its performance on certain contracts (Note 9(c)). When drawn on its primary Canadian bank, these letters of credit reduce the amount available to be drawn against the unsecured line of credit. At December 31, 2002, the Corporation had letters of credit outstanding drawn on its primary Canadian bank of $3,698. The Corporation also has an unsecured letter of credit facility of US $1,500 with a second Canadian bank. At December 31, 2002, the Corporation had no letters of credit outstanding under this facility.

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   23

Note 9

CONTINGENCIES
(a)	The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. The Mexican tax authorities have issued formal reassessments in respect of the 1996 to 1999 fiscal year tax filings claiming additional taxes, interest and penalties of Mexican Pesos 35.1 million in respect of 1996, Mexican Pesos 33.3 million in respect of 1997, Mexican Pesos 37.0 million in respect of 1998 and Mexican Pesos 24.9 million in respect of 1999. The Corporation has lodged formal appeals of the 1996 and 1997 reassessments in the Mexican Tax Court, and is in the process of lodging formal appeals of the 1998 and 1999 reassessments in the Mexican Tax Court. Pending the outcome of these appeals, the reassessed amount in respect of 1996, which approximates $5,630, has been paid by the Corporation and is included as a long term receivable in Intangible and Other Assets. The Corporation has pledged certain drilling equipment in respect of the reassessed amount for 1997. The Corporation intends to pledge additional assets to secure the reassessed amounts for 1998 and 1999. Management, in consultation with its Mexican tax advisors, continues to believe that the basis for the reassessments for 1996 to 1999 is incorrect and that the full amount paid will be refunded, with interest, on completion of the court proceedings. However, should the Corporation be unsuccessful, the amount paid in respect of 1996 together with amounts as yet unpaid in respect of subsequent years will have to be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes.
(b)	At December 31, 2002, the Corporation had a receivable of $3,879 from the sale of drilling equipment to a US customer. Subsequent to year end, discussions with the customer have indicated to the Corporation’s management that the customer is experiencing substantial financial difficulties and may be unable to meet its obligations to the Corporation in full. Management is pursuing a number of options for the recovery of this receivable but is unable at this time to estimate the amount of loss, if any, that the Corporation may incur on the final settlement of this account.
(c)	The Corporation is contingently liable under letters of credit and similar instruments that it is required to provide from time to time in connection with the importation of equipment to foreign countries and to secure its performance on certain contracts. At December 31, 2002 the total exposure to the Corporation under outstanding letters of credit and similar instruments was $7,999, including $3,698 issued by the Corporation’s primary Canadian bank as described in Note 8(b).
(d)	The Corporation, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. The amount of loss the Corporation may suffer as a result of these proceedings is not reasonably estimable until settlement is reached or judgment obtained. Management does not believe that any such proceedings currently underway against the Corporation, either individually or in the aggregate, will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

Note 10

SHARE CAPITAL
(a)	Authorized
•	Unlimited common shares without par value
•	Unlimited first preferred shares issuable in series
•	Unlimited second preferred shares issuable in series
(b)	Issued common shares

	Number of shares	Amount

Balance – December 31, 1999	32,067,700	$127,678
Issued for cash on exercise of options	668,264	6,326

Balance – December 31, 2000	32,735,964	134,004
Issued for cash on exercise of options	1,155,967	12,979

Balance – December 31, 2001	33,891,931	146,983
Issued for cash on exercise of options	450,865	4,843

Balance – December 31, 2002	34,342,796	$151,826

(c)	Stock options
The Corporation has a stock option plan for officers, directors, employees and consultants. Options are exercisable at the market price of the shares on the grant date, vest in equal portions at the end of the first, second and third years and must expire no later than five years from the date of grant. Options outstanding and changes during the years ended December 31, 2002, 2001 and 2000 are:

24   >>>   2002 ANNUAL REPORT TESCO CORPORATION

	2002		2001		2000

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding – beginning of period	2,123,967	$12.51	2,787,534	$10.58	2,607,200	$10.87
Granted	525,000	$19.35	705,000	$17.71	1,095,000	$8.93
Exercised	(450,865)	$10.74	(1,155,967)	$11.22	(668,264)	$9.47
Expired	(159,900)	$16.87	(212,600)	$11.37	(246,402)	$11.92

Outstanding – end of period	2,038,202	$14.30	2,123,967	$12.51	2,787,534	$10.58

Exercisable – end of period	858,795	$11.64	861,261	$11.21	1,525,022	$11.19

At December 31, 2002, the Corporation had 620,825 options available for future issue.

Anti-dilutive options excluded from the calculation of diluted earnings per share were 2,038,202 (2001 – 1,284,900, 2000 – 40,000).

Details of the exercise prices and expiry dates of options outstanding at December 31, 2002 are as follows:

		Weighted-	Weighted-		Weighted-
	Options	average	average	Vested	average
Exercise Price	outstanding	years to expiry	exercise price	options	exercise price

$6.50 – 9.75	688,368	2.0	$8.13	444,661	$7.96
$9.75 – 14.60	226,634	1.0	$12.36	210,134	$12.29
$14.60 – 20.00	1,123,200	3.7	$18.48	204,000	$17.75

The Corporation recognizes no compensation cost in respect of options granted under its employee Stock Option Plan. On March 14, 2002, the Corporation granted 525,000 new options to employees exercisable at $19.35 per share. The fair value of these options on their grant date, computed using the Black-Scholes option pricing model, was $5.6 million based on the following assumptions: risk-free interest rate – 4.83%; time to exercise – 4 years; volatility or 69%. The Corporation does not anticipate paying any dividends during the life of these options. If the Corporation applied the fair value method of accounting for stock-based compensation, the estimated fair value of $5.6 million would be recorded as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the year ended December 31, 2002 would be to increase the net loss by $2,729 and to increase the basic and diluted net loss per share to $0.10. The pro forma effect on net earnings per share of options granted prior to January 1, 2002 has not been computed.

Note 11

FINANCIAL EXPENSE
Items comprising net financial expense are:

	2002	2001	2000
		(Restated)	(Restated)
		Note 18	Note 18

Interest income	$(2,473)	$(4,523)	$(3,002)
Interest expense	5,606	5,577	5,407
Foreign exchange loss	1,135	962	1,675
Equity in earnings of affiliate	(31)	(762)	(422)
Other financial items	(1,539)	922	482

	$2,698	$2,176	$4,140

Interest expense includes $5,493 (2001 – $5,568, 2000 – $5,248) in respect of debt initially incurred for a period exceeding one year. Other financial items include income of $1,071 in respect of an interest rate swap arrangement entered into and closed out during 2002.

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   25

Note 12

GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT
On March 9, 2001, the Corporation sold its underbalanced drilling systems and related equipment, all of which were owned by the Wellsite Services Division. The gain on sale, which is included in earnings attributable to the Wellsite Services Division, was:

Proceeds of sale Gross	$50,669
Transaction costs	1,843

48,826
Net book value of assets sold	33,636

Gain on sale	$15,190

After deducting income taxes of $3,038 attributable to this gain, the sale of these assets contributed $0.36 to basic and diluted earnings per share.

Note 13

INCOME TAXES
Income tax expense (recovery), which is 23.3% of income (loss) before income tax, varies from the amounts that would be computed by applying the combined federal and Alberta provincial income tax rate of 39.3% (2001 – 42.1%, 2000 – 44.6%) due to the following factors:

	2002	2001	2000
		(Restated)	(Restated)
		Note 18	Note 18

Income (loss) from continuing operations before income taxes	$(1,481)	$47,082	$7,685

Expected income tax expense (recovery)	$(581)	$19,822	$3,428
Reduction of expected income tax expense (recovery) as a result of:
Large corporation tax	252	390	300
Non-deductible expenses	183	131	103
Reduction in taxes arising from asset sales	–	(3,556)	–
Effect of changes in expected tax rates in computing future taxes	497	(1,461)	(2,204)
Tax rates applied to earnings not attributed to Alberta	(696)	(68)	1,019

Income tax expense (recovery) for the year	$(345)	$15,258	$2,646

The Corporation has provided for future taxes on the anticipated reversal of differences between the values at which assets and liabilities are recorded in the consolidated financial statements and their values for tax filing purposes. These differences, substantially all of which relate to the Corporation’s capital assets, total $42,646 (2001 – $36,416, 2000 – $41,000) on which future taxes of $15,079 (2001 – $13,924, 2000 – $13,191) have been provided. The Corporation has also recognized a future tax benefit of $5,355 (2001 – $426, 2000 – $6,016) on the carry forward of non-capital losses of $18,712 (2001 – $1,250, 2000 – $20,303). These losses may be carried forward and applied to reduce future taxable income for seven years. The resulting net future tax liability of $9,724 (2001 – $13,498, 2000 – $7,175) has been further reduced by taxes paid in foreign jurisdictions that may be applied against future Canadian tax payable in the next seven years in the amount of $1,116 (2001 – $6,156, 2000 – $2,629).

No provision is made for taxes that may be payable on the repatriation of accumulated earnings in foreign subsidiaries on the basis that these earnings will continue to be used to finance the activities of these subsidiaries.

Note 14

DISCONTINUED OPERATIONS
The activities and financial results of the Corporation’s Completions and Industrial Divisions are treated as discontinued operations in these financial statements. The Completions Division was sold in 2001 and the Industrial Division was closed down in 2000.

26   >>>   2002 ANNUAL REPORT TESCO CORPORATION

     Results of discontinued operations for the relevant years are summarized as follows:

	2001	2000

Sales	$10,370	$26,073

Operating income before taxes	$882	$1,630
Income taxes	360	605

	522	1,025

Gain (loss) on sale or closure	4,164	(2,000)
Income taxes (recovery)	948	(800)

	3,216	(1,200)

Net income (loss) from discontinued operations	$3,738	$(175)

Note 15

SUPPLEMENTARY CASH FLOW INFORMATION
(a)	Components of changes in non-cash balances affecting operations are:

	2002	2001	2000

Decrease (increase) in accounts receivable	$11,800	$(12,784)	$(20,684)
Decrease (increase) in inventories	(13,489)	(5,569)	5,489
Increase (decrease) in accounts payable and accrued liabilities	(10,285)	11,405	(4,194)
Increase (decrease) in income taxes payable	(5,466)	177	802

	$(17,440)	$(6,771)	$(18,587)

(b)	Cash payments in respect of:

	2002	2001	2000

Interest	$4,422	$5,324	$5,326
Income taxes	$8,702	$13,458	$5,516

(c)	Cash receipts in respect of:

	2002	2001	2000

Interest	$2,642	$4,348	$3,236
Income tax refunds	$2,637	$1,097	$3,614

Note 16

COMMITMENTS
The Corporation has non-cancelable operating lease commitments as follows:

	Manufacturing and
	operations facilities	Equipment

2003	$1,357	$231
2004	818	206
2005	436	103
2006	176	3
2007	89	–
Thereafter	–	–

Note 17

SEGMENT INFORMATION
The Corporation’s operations are principally in the manufacturing and oil and gas service sectors. The Corporation has two operating divisions that provide different products and services to the Corporation’s customers. The operating divisions are:
•	Products – provides the design, manufacture and sale, including after-sales support, of specialized equipment to the oil and gas industry;
•	Wellsite Services – provides services, including the use of specialized equipment, primarily to oil and gas operators.

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   27

Operating divisions report their results of operations to the level of earnings before income taxes. Certain functions, including product development activities and corporate management and administration, are provided centrally from the corporate office; the costs of these functions, together with items comprising the group’s net financial expense and income taxes, are not allocated to operating divisions.

Significant financial information relating to the operating divisions is as follows:

Year ended December 31, 2002

	Revenues		Depreciation	Earnings
			and	(loss)	Total	Capital
	Internal	Third party	amortization	before taxes	assets	expenditure

Products	$47,632	$57,980	$1,139	$9,448	$82,153	$3,894
Wellsite Services	6,291	94,433	8,635	12,849	185,327	35,791

	$53,923	$152,413	9,774	22,297	267,480	39,685

Intersegment eliminations			30	(449)	(4,143)	(419)
Product development			572	(11,707)	8,048	7,263
Corporate items			1,701	(11,622)	77,050	11,071

			$12,077	$(1,481)	$348,435	$57,600

Year ended December 31, 2001

	Revenues		Depreciation	Earnings
			and	(loss)	Total	Capital
	Internal	Third party	amortization	before taxes	assets	expenditure

Products	$50,702	$57,022	$989	$9,802	$58,658	$1,081
Wellsite Services	1,181	150,933	10,278	62,636	146,964	25,756

	$51,883	$207,955	11,267	72,438	205,622	26,837

Intersegment eliminations			(479)	(2,505)	(8,372)	(5,768)
Product development			348	(10,231)	5,993	3,125
Corporate items			1,432	(8,911)	143,177	1,522

Continuing operations			12,568	50,791	346,420	25,716
Discontinued operations			502	5,046	1,305	1,237

			$13,070	$55,837	$347,725	$26,953

Year ended December 31, 2000

	Revenues		Depreciation	Earnings
			and	(loss)	Total	Capital
	Internal	Third party	amortization	before taxes	assets	expenditure

Products	$28,331	$43,757	$426	$7,018	$41,371	$270
Wellsite Services	4,887	90,231	8,299	21,941	161,903	12,458

	$33,218	$133,988	8,725	28,959	203,274	12,728
Intersegment eliminations			(461)	(4,540)	(6,116)	—
Product development			204	(6,462)	—	—
Corporate items			48	(7,542)	67,960	1,287

Continuing operations			8,516	10,415	265,118	14,015
Discontinued operations			1,471	(370)	16,868	870

			$9,987	$10,045	$281,986	$14,885

The Corporation’s goodwill of $4,170 (2001 – $Nil, 2000 – $Nil) is included in total assets attributed to the Wellsite Services Division.

28   >>>   2002 ANNUAL REPORT TESCO CORPORATION

The Corporation attributes sales to geographic regions based on the location of the customer. Generally, for service activities, this will be the region in which the service activity occurs and, for equipment sales, this will be the region in which the customer’s purchasing office is located. The Corporation’s sales occurred and property, plant, equipment and goodwill were located in the following areas of the world:

		Property, plant,
Year ended December 31, 2002	Sales	equipment and goodwill

Canada	$19,271	$52,975
United States	50,538	59,001
Mexico	16,288	5,260
South America	14,799	14,706
South East Asia	28,138	12,120
Europe, Africa and Middle East	23,379	11,886

		Property, plant,
Year ended December 31, 2001	Sales	equipment and goodwill

Canada	$46,337	$27,076
United States	86,680	35,393
Mexico	17,951	4,401
South America	25,524	14,430
South East Asia	16,630	9,062
Europe, Africa and Middle East	14,833	4,664

		Property, plant,
Year ended December 31, 2000	Sales	equipment and goodwill

Canada	$45,739	$40,114
United States	43,720	36,427
Mexico	16,262	5,757
South America	15,261	16,360
South East Asia	3,544	6,509
Europe, Africa and Middle East	9,462	14,210

For the year ended December 31, 2002, the Corporation earned Wellsite Services revenue from one customer of $15,359, representing slightly more than 10% of total revenues for the year.

Note 18

CHANGE IN ACCOUNTING POLICY
A new Canadian accounting standard was issued November 2001 applicable to years beginning on or after January 1, 2002. This standard eliminated the deferral and amortization of foreign exchange gains or losses arising from the translation of long term debt and other similar monetary items into Canadian dollars. The Corporation adopted this new standard, with retroactive application, in 2002. As a result, certain items on the financial statements for the years ended December 31, 2001 and 2000 have been restated as follows:

	2001			2000

	As reported	Change	As restated	As reported	Change	As restated

Long term debt	$70,222	$3,589	$73,811	$69,474	$–	$69,474
Future income taxes	8,779	(1,437)	7,342	4,619	(73)	4,546
Retained earnings	92,236	(2,152)	90,084	54,449	73	54,522
Financial expense	(1,535)	3,711	2,176	1,410	2,730	4,140
Provision for future income taxes	4,160	(1,484)	2,676	991	(1,092)	(101)
Net earnings for the year	37,787	(2,225)	35,562	6,502	(1,638)	4,864
Earnings per share – Basic	$1.12	$(0.06)	$1.06	$0.20	$(0.05)	$0.15
Earnings per share – Diluted	$1.11	$(0.07)	$1.04	$0.20	$(0.05)	$0.15

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   29

Had this change not been made, the effect on the financial statements for the year ended December 31, 2002 would have been as follows:

	2002

			Under previous
			accounting
	As reported	Difference	method

Long term debt	$72,833	$(1,649)	$71,184
Future income taxes	8,608	(776)	7,832
Retained earnings	88,948	(2,716)	86,232
Financial expense	2,698	1,940	4,638
Provision for future income taxes	2,390	776	3,166
Net earnings (loss) for the year	(1,136)	(2,716)	(3,852)
Earnings (loss) per share – basic	$(0.03)	$(0.08)	$(0.11)
Earnings (loss) per share – diluted	$(0.03)	$(0.08)	$(0.11)

Note 19

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements of the Corporation are prepared using accounting principles that are generally accepted in Canada. These principles differ in some material respects from those that are generally accepted in the United States. For the years ended December 31, 2002, 2001 and 2000, the principal differences that result in material measurement changes in the consolidated financial statements of the Corporation are:
(a)	Accounting for Product Development Costs
Costs of product development that are capitalized as technology and amortized under Canadian GAAP are required to be expensed in the period incurred under U.S. GAAP.
(b)	Accounting for Deferred Maintenance Costs
Costs incurred under the Corporation’s program of scheduled periodic maintenance for drilling equipment which are capitalized for Canadian GAAP are expensed in the period incurred for U.S. GAAP.
(c)	Valuation of Options and Warrants
U.S. GAAP requires that options and warrants issued for other than compensation purposes be accounted for at their fair value at the date granted. In December 1995, the Corporation granted 980,000 options and warrants in conjunction with the formation of the Casing Drilling Joint Venture. These options and warrants had a fair value at their grant date of approximately $3,675, which amount would have been added to the Corporation’s investment in and subsequent acquisition of the Casing Drilling Joint Venture and to shareholders’ equity. Subsequent to the acquisition of the Casing Drilling Joint Venture, this cost would have been attributed to the Corporation’s capitalized technology and development costs, which are expensed under U.S. GAAP (Note 19(a)).
(d)	Reduction of Capital
In November 1993, the Corporation reduced its share capital by $13,842 to eliminate its accumulated deficit. U.S. GAAP requires that the financial statements continue to reflect this accumulated deficit by restating share capital on the basis that the reduction had not occurred.
(e)	Future Taxes
Both Canadian and U.S. GAAP require future taxes to be computed using tax rates for future periods that are expected to apply. However, in determining the rates that are expected to apply, Canadian GAAP requires the use of rates that are substantively enacted, whereas U.S. GAAP permits only the use of tax rates that are enacted, at the date of preparation of the financial statements.
(f)	Repricing Stock Options
U.S. GAAP requires, as of July 1, 2000, recognition as compensation expense of increases in the market value of repriced stock options that were initially defined as non-compensatory options. Under Canadian GAAP, no compensation expense is required to be recognized for option repricings occurring prior to January 1, 2002.

30   >>>   2002 ANNUAL REPORT TESCO CORPORATION

The effect of these differences on the reported results and financial position of the Corporation is as follows:

Consolidated Statements of Earnings	2002	2001	2000

Net earnings (loss) – Canadian GAAP	$(1,136)	$35,562	$4,864

Adjusted for:
Product development costs	1,039	648	254
Deferred maintenance costs	(2,105)	–	–
Compensation expense for repriced options	–	–	(315)

	(1,066)	648	(61)
Tax effect	352	(214)	24

	(714)	434	(37)
Use of expected future tax rates	–	2,386	(2,386)

	(714)	2,820	(2,423)

Net earnings (loss) – U.S. GAAP	$(1,850)	$38,382	$2,441

Net earnings (loss) per common share (basic)
Canadian GAAP	$(0.03)	$1.06	$0.15

U.S. GAAP	$(0.05)	$1.14	$0.08

Net earnings (loss) per common share (diluted)
Canadian GAAP	$(0.03)	$1.04	$0.15

U.S. GAAP	$(0.05)	$1.12	$0.08

Consolidated Statements of Retained Earnings	2002	2001	2000

Retained earnings, beginning of year
Canadian GAAP	$90,084	$54,522	$49,658
Adjusted for cumulative effect of prior years’ Canadian/U.S. GAAP differences	(24,097)	(26,917)	(24,494)

	65,987	27,605	25,164
Net earnings (loss) for the periods, U.S. GAAP	(1,850)	38,382	2,441

Retained earnings, end of period, U.S. GAAP	$64,137	$65,987	$27,605

Consolidated Balance Sheets	2002	2001	2000

Intangible and other assets
Canadian GAAP	$16,875	$10,824	$17,840
Adjusted for:
Product development costs	(9,454)	(10,491)	(11,252)
Deferred maintenance costs	(2,105)	–	–

U.S. GAAP	$5,316	$333	$6,588

Future income taxes
Canadian GAAP	$8,608	$7,342	$4,546
Adjusted for:
Tax effect of Canadian/U.S. GAAP	(5,475)	(4,437)	(4,223)
Use of expected future tax rates	$–	$–	$2,386

U.S. GAAP	$3,133	$2,905	$2,709

Share capital
Canadian GAAP	$151,826	$146,983	$134,004
Adjusted for:
Reduction of capital	13,842	13,842	13,842

U.S. GAAP	$165,668	$160,825	$147,846

Equity relating to fair value of options
Canadian GAAP	$–	$–	$–
Adjusted for:
Valuation of options and warrants	3,660	3,660	3,675
Compensation expense for repriced options	315	315	315

U.S. GAAP	$3,975	$3,975	$3,990

TESCO CORPORATION 2002 ANNUAL REPORT   >>>   31

Note 20

RECENT ACCOUNTING PRONOUNCEMENTS
Recent accounting pronouncements of significance to the Corporation and management’s assessment of their expected impact are:
(a)	CICA Accounting Standard 3063 – Impairment of Long-Lived Assets
A new accounting standard was issued in December 2002 applicable to years beginning on or after April 1, 2003. This standard requires long-lived assets whose carrying amount exceeds the sum of the undiscounted cash flows expected from their use and eventual disposition to be written down to their current fair values. The Corporation will adopt this standard, with no retroactive application, in 2003.
(b)	CICA Accounting Standard 3475 – Disposal of Long-Lived Assets and Discontinued Operations
A new accounting standard was issued in December 2002 applicable to relevant activities occurring on or after May 2003. This standard provides criteria for classifying, measuring and disclosing certain disposals of assets and operations. The Corporation will adopt this standard with no retroactive application in 2003.
(c)	FASB Statement of Financial Accounting Standard 143 – Accounting for Asset Retirement Obligations
This U.S. standard, which is effective for years beginning after June 15, 2002, requires legal obligations associated with the retirement of long-lived tangible assets be recognized at fair value. The Canadian Institute of Chartered Accountants issued an exposure draft, “Asset Retirement Obligations” which would harmonize Canadian GAAP with SFAS No. 143. If approved, the Canadian standard will be effective for fiscal years beginning on or after January 1, 2004.

Management is not aware of any current circumstances within the Corporation which would be affected by these new standards.

32   >>>   2002 ANNUAL REPORT TESCO CORPORATION

C O R P O R A T E   I N F O R M A T I O N

DIRECTORS
Fred J. Dyment 1, 2
Independent Businessman
Calgary, Alberta

Gary L. Kott 1, 3
Independent Businessman
Montgomery, Texas

William S. Rice 2, 3
Chairman of the Board
Managing Partner,
Bennett Jones LLP
Calgary, Alberta

Norman W. Robertson 1, 3
Independent Businessman
Calgary, Alberta

Michael W. Sutherlin 2
Independent Businessman
Corona del Mar, California

Robert M. Tessari
President & Chief
Executive Officer
Tesco Corporation
Calgary, Alberta

1. Audit Committee
2. Corporate Governance Committee
3. Compensation Committee

OFFICERS
Robert M. Tessari
President & Chief
Executive Officer

Mark W. Fischer
Executive Vice President &
Chief Operating Officer

Bruce F. Longaker, Jr.*
Executive Vice President,
Finance & Chief Financial Officer

Martin Hall*
Senior Vice President,
Finance & Chief Financial Officer

Per G. Angman
Senior Vice President
Engineering & Design

K. Evert Beierbach
Senior Vice President
New Product & Process
Development

Kenneth M. Bagan
Senior Vice President
Corporate Development & Law
& Corporate Secretary

Bonita M. Croft
General Counsel &
Assistant Secretary

Nigel M. Lakey
Vice President
Wellsite Operations
Eastern Hemisphere

Michael T. Hensley
Vice President
Wellsite Operations
Western Hemisphere

Lou C. Klaver
Vice President, Manufacturing

Carol A. Rosdobutko
Vice President
Human Resources

Daniel J. Withoff
Vice President and
General Manager,
Latin America

BANKERS
Bank of Nova Scotia
Calgary, Alberta

Sterling Bank
Houston, Texas

LEGAL COUNSEL
Bennett Jones LLP
Calgary, Alberta

Gardere Wynne Sewell LLP
Calgary, Alberta

AUDITORS
PricewaterhouseCoopers LLP
Calgary, Alberta

TRANSFER AGENTS
Computershare Trust
Company of Canada
Calgary, Alberta

Computershare Trust
Company
Denver, Colorado

LOCATIONS
Tesco Corporation
(Corporate Headquarters)
6204 – 6A Street S.E.
Calgary, Alberta T2H 2B7
Tel: 403 233 0757
Fax: 403 252 3362

Tesco Operations
(Manufacturing)
4930 – 74th Avenue S.E.
Calgary, Alberta T2C 3C9
Tel: 403 301 4200
Fax: 403 253 3578

Tesco Operations
(Wellsite Services)
11330 Brittmore Park Drive
Houston, Texas 77041
Tel: 713 849 5900
Fax: 713 849 0075

Tesco Services, Inc.
(Bo Gray Casing & A & M
Tubular)
Highway 127 South
Jena, Louisiana
Tel: 318 992 5837
Fax: 318 992 2168

Tesco Corporation Sucursal
Mexico & Tesco Oilfield
Services de Mexico
Av. Poniente 1 Sur. Manzana L
Lote 2 Puerto Industrial
Pesquero Laguana Azul,
CP 24140
Cuidad del Carmen,
Campeche, Mexico
Tel/Fax: 011 529 382 7645

Tesco Corporation Sucursal
Argentina
Av. Belgrano 1217
6to Piso, Oficina 64
C1093AAA – Buenos Aires,
Argentina
Tel: 011 54 114 384 0199
Fax: 011 54 114 384 0191

Tesco Corporation Sucursal
Venezuela
Sector Vea al lado del Galpon
Moncorca
El Tigre, Edo Anzoategui,
Venezuela
Tel: 011 58 283 241 8213
Fax: 011 58 283 241 7379

DSI Drilling Services
International BV
Noorderkade #36
1948 NR Beverwijk
The Netherlands
Tel: 011 31 251 224 442
Fax: 011 31 251 210 592

PT Tesco Indonesia
Ratu Plaza Office Tower
12th Floor
Jl. Jendral Sudirman No. 9
Jakarta 10270 Indonesia
Tel: 011 62 21 725 5454
Fax: 011 62 21 725 5352

Tesco Algeria Corporation
Lotissement Cadat
No. 26 Les Sources
Birmourad Rais
Algiers, Algeria

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements are included throughout this Annual Report, including, among other places, under the “Management’s Discussion and Analysis”. These statements include, among others, statements regarding expectations of future revenues, activities, capital expenditures and earnings and technical results, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the background risks of the drilling services industry (e.g. operational risks; potential delays or changes in plans with respect to customers’ exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to levels of rental activities; uncertainty of estimates and projections of costs and expenses; risks in conducting foreign operations (e.g. political and fiscal instability) and exchange rate fluctuations); uncertainty and risks in technical results and performance of technology; and other uncertainties. Additional information on these and other factors which could affect the Corporation’s operations or financial results are included in the Annual Report under the headings “Management’s Discussion and Analysis – Liquidity and Capital Resources”, “-Outlook” and “-Risk Factors” and elsewhere, and in the Corporation’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking statements are based on the estimates and opinions of the Corporation’s management at the time the statements are made. The Corporation assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

*Mr. Hall will retire April 2003.     Mr. Longaker joined Tesco March 2003.

TESCO

Tesco Corporation
6204 – 6A Street S.E., Calgary, Alberta, Canada T2H 2B7
Tel: 403 233-0757 Fax: 403 252-3362
info@tescocorp.com www.tescocorp.com